OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

AMERICAN REALTY INVESTORS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
029174-10-9
(CUSIP Number)
Louis J. Corna
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
(469) 522-4281
(469) 522-4360 (Facsimile)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS: Basic Capital Management, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FEI No. 75-2261065

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada

	7	SOLE VOTING POWER:

NUMBER OF		6,703,045

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,703,045

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,703,045

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

61.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

2

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS: The Gene E. Phillips Children's Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
I.D. No. 13-6599759

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		27,602

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		27,602

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

27,602

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

4

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS: Transcontinental Realty Investors, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FEI No. 94-656582

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada

	7	SOLE VOTING POWER:

NUMBER OF		746,972

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		746,972

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

746,972

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

5

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS: Prime Income Asset Management, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FEI No. 04-3763526

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada

	7	SOLE VOTING POWER:

NUMBER OF		1,437,208

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,437,208

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,671,658

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

6

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS: Realty Advisors, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FEI No. 75-2332715

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,374,703

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

76.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

7

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS: One Realco Stock Holdings, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FEI No. 75-2846650

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada

	7	SOLE VOTING POWER:

NUMBER OF		234,450

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		234,450

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

234,450

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

7

Item 1. Security and Issuer
     This Amendment No. 5 to Statement on Schedule 13D (this “Amendment No. 5”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of American Realty Investors, Inc., a Nevada corporation (the “Issuer” or “ARL”), and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1, 2, 3 and 4 thereto (the “Amended Statement”) previously filed with the Securities and Exchange Commission (the “Commission”) by the “Reporting Persons” described below. The principal executive offices of the Issuer are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The Shares are currently listed and traded on the New York Stock Exchange, Inc. The CUSIP number of the Shares is 029174-10-9.
     This Amendment No. 5 to Schedule 13D is being filed due to the acquisition by one of the Reporting Persons of another entity which owns Shares which results in the addition of a new Reporting Person.
Item 2. Identity and Background
     Item 2 of the Amended Statement is hereby further amended as follows:
     (a)-(c) and (f) This Amendment No. 5 is filed on behalf of Basic Capital Management, Inc., a Nevada corporation (“BCM”), the Gene E. Phillips Children’s Trust, a trust formed under the laws of the state of Texas (the “GEP Trust”), Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”), Realty Advisors, Inc., a Nevada corporation (“RAI”), Prime Income Asset Management, Inc., a Nevada corporation (“Prime”) and One Realco Stock Holdings, Inc., a Nevada corporation (“ORS Holdings”), which became a wholly-owned subsidiary of Prime effective for tax and accounting purposes at February 1, 2006 [see Item 6 below]. Each of the Reporting Persons (except ORS Holdings) has its principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. ORS Holdings’ principal office is located at 555 Republic Drive, Suite 490, Plano, Texas 75074. All of BCM, GEP Trust, TCI, RAI, Prime and ORS Holdings are collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is owned by RAI which is beneficially owned by a trust established for the benefit of Gene E. Phillips’ children. RAI also owns 80% of the voting equity securities of Prime. Prime owns all of the voting securities of ORS Holdings. The executive officers of TCI are also executive officers of BCM and Prime. Mr. Phillips’ son, Ryan T. Phillips, serves as a director of BCM, Prime and RAI and is a beneficiary of the GEP Trust. The executive officers of ARL are also executive officers of BCM, Prime and TCI. Prime Income Asset Management, LLC, a Nevada corporation (“PIAMLLC”), the sole member of which is Prime, also serves as the contractual advisor to ARL and TCI.
     I.     BCM is a corporation organized and existing under the laws of the State of Nevada. BCM’s principal business activity is the provision of advisory services for real estate and investment trusts and other real estate entities. The name, business address and capacity with BCM of each of the executive officers or directors of BCM are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America. BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips.
     II.     The GEP Trust is a trust formed under the laws of the State of Texas for the benefit of the children of Gene E. Phillips. The Trustee of the GEP Trust is Donald W. Phillips, brother of Gene

E. Phillips. Mr. Gene E. Phillips’ business address is 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. Mr. Gene E. Phillips’ present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Mr. Gene E. Phillips is a citizen of the United States of America.
     Mr. Donald W. Phillips’ business address is 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. Mr. Donald W. Phillips’ present principal occupation is Vice President–Construction, of Regis Realty I LLC. Mr. Donald W. Phillips is a citizen of the United States of America.
     III.     TCI is a real estate investment company organized and existing under the laws of the State of Nevada. TCI’s principal business activity is investment in real estate. The name, business address and capacity with TCI of each of the executive officers or directors of TCI are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America. TCI’s shares of common stock are currently listed and traded on the New York Stock Exchange, Inc.
     IV.     RAI is a corporation organized and existing under the laws of the State of Nevada. RAI is principally a holding company which owns interests in other entities which are engaged in the investment in real estate, mortgages and related real estate activities. The name, business address and capacity with ARI of each of the executive officers or directors of RAI are set forth on Schedule 3 attached hereto. Each of the individuals listed on Schedule 3 is a citizen of the United States of America.
     V.     Prime is a corporation organized and existing under the laws of the State of Nevada. Prime’s principle business activity is provision of advisory services for real estate and investment trusts and other real estate entities. Certain of such services are provided through PIAMLLC of which Prime is the sole member. The name, business address and capacity with Prime of each of the executive officers or directors of Prime are set forth on Schedule 4 attached hereto. Each of the individuals listed on Schedule 4 is a citizen of the United States of America. RAI owns 80% of the outstanding voting equity securities of Prime. The other 20% of the outstanding voting equity securities of Prime are owned by Syntek West, Inc., a Nevada corporation (“SWI”), all of the issued and outstanding common stock of which is owned by Gene E. Phillips.
     Individuals whose names are not listed on Schedules 1, 2, 3 or 4 who may have previously been referred to as executive officers or directors of BCM, TCI, RAI or Prime, respectively, in the Amended Statement no longer occupy those positions, each having resigned or been removed prior to the date of this Amendment.
     VI.     ORS Holdings is a corporation organized and existing under the laws of the State of Nevada. ORS Holdings’ principal business activity is investment in securities and real estate. The name, business address and capacity with ORS Holdings of each of the executive officers or directors of ORS Holdings are set forth on Schedule 5 attached hereto. Each of the individuals listed on Schedule 5 is a citizen of the United States of America. Effective February 1, 2006, Prime owns all of the outstanding voting equity securities of ORS Holdings.
     (d)     During the last five years, none of BCM, GEP Trust, TCI, RAI, Prime or ORS Holdings or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e)     During the last five years, none of BCM, GEP Trust, TCI, RAI, Prime or ORS Holdings or any of their respective executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws except as previously reported in Amendment No. 3 to Statement on Schedule 13D with respect to the civil complaint, Civil Action No. 1:02CV01872 (DDC) in which an Order Instituting Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 (the “Exchange Act”) Making Findings and Imposing a Cease-and-Desist Order, in the matter of Basic Capital Management, Inc., Nevada Sea Investments, International Health Products, Inc., One Realco Corporation, TacCo Financial, Inc. and Gene E. Phillips (Administrative Proceedings File No. 3-10898, Administrative Procedure Release 46538). The Order requires the Respondents to cease and desist from committing or causing any violations of Sections 10(b) and 13(d) of the Exchange Act and Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder with respect to securities of Greenbriar Corporation.
Item 3. Source and Amount of Funds or Other Consideration
     See Item 6 below with respect to the acquisition by Prime of the equity voting securities of ORS Holdings.
     Each of the Reporting Persons have in the past utilized (and may in the future utilize) “collateral” accounts or accounts similar to “margin” accounts with various brokerage firms or financial institutions or others which accounts may, from time to time, have debit balances and include certain of the Shares owned by each. Since other securities are held in such accounts, it is impracticable at any time to determine the amounts, if any, borrowed with respect to any specific Shares and interest costs vary with applicable costs and account balances.
Item 5. Interest in Securities of Issuer
     The Amended Statement is hereby further amended as follows:
     (a)     According to the latest information available from the Issuer, as of November 10, 2005, the total number of issued and outstanding Shares was 10,895,972 Shares. As of February 1, 2006, after giving effect to the transactions described in (c) below, the Reporting Persons own and hold directly and beneficially the following Shares:

Name	No. of Shares Owned Directly	Approximate Percent of Class
BCM	6,703,045	61.50%
GEP Trust	27,602	0.20%
TCI	746,972	6.90%
RAI	-0-	0.00%
Prime	1,437,208	13.20%
ORS Holdings	234,450	2.20%

	9,149,227	83.97%

     Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of BCM may be deemed to beneficially own the number of Shares owned by BCM described above; each of the directors of ORS Holdings may be deemed to beneficially own the number of Shares owned by ORS Holdings described above; each of the directors of Prime may be deemed to beneficially own the number of Shares owned by Prime by ORS Holdings described above; each of the directors of RAI may be deemed to beneficially own the number of Shares owned by BCM, Prime and ORS Holdings described above;

each of the directors of TCI may be deemed to beneficially own the number of Shares owned by TCI described above; Ryan T. Phillips as a beneficiary of the GEP Trust may be deemed to beneficially own the Shares held directly by the GEP Trust. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

		No. of Shares
Name of Director	Entity	Beneficially Owned	Percent of Class
Ryan T. Phillips	BCM, ORS Holdings,
	Prime, RAI and GEP
	Trust	8,402,305	77.1%
Donald W. Phillips	GEPTrust	27,602	0.2%
Mickey Ned Phillips	BCM, ORS Holdings,
	Prime and RAI	8,374,703	76.9%
Ted P. Stokely	TCI	746,972	6.9%
Henry A. Butler	TCI	746,972	6.9%
Sharon Hunt	TCI	746,972	6.9%
Robert A. Jakuszewski	TCI	746,972	6.9%
Ted R. Munselle	TCI	746,972	6.9%
Steven A. Abney	ORS Holdings	234,450	2.2%
Louis J. Corna	ORS Holdings	234,450	2.2%

Total Shares beneficially owned by Reporting
Persons and individuals listed above:		9,149,277	83.97%

     (b)     Each of the directors of BCM share voting and dispositive power over the 6,703,045 Shares held by BCM. Each of the directors of Prime share voting and dispositive power over the 1,437,208 Shares held by Prime. Each of the directors of ORS Holdings share voting and dispositive power over the 234,450 Shares held by ORS Holdings. Each of the directors of TCI have shared voting and dispositive power over the 746,972 Shares held by TCI. The Trustee of the GEP Trust has complete voting and dispositive power over the 27,602 Shares held by the GEP Trust.
     (c)     During the sixty calendar days ended February 1, 2006, except for the transactions that are described below, the Reporting Persons and their respective executive officers and directors did not engage in any transaction involving the Shares or any other equity interests derivative thereof.
     On February 1, 2006, Prime acquired all of the issued and outstanding common stock of ORS Holdings in exchange as the payment of $2,125,300 in redemption price of 21,253 shares of Preferred Stock owned by Prime. ORS Holdings owns 234,500 Shares which it has held for more than five years. See also Item 6 below.
     (d)     No person other than the Reporting Persons or their respective Board of Directors or Trustees is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by BCM, TCI, Prime and the GEP Trust.
     (e)     Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Amended Statement is hereby further amended to read as follows:

     BCM pledged 1,872,486 Shares, TCI pledged 50,000 Shares, ORS Holdings has pledged 39,450 Shares (a total of 3,399,144 Shares including 1,437,208 Shares previously dividended to RAI and contributed to the capital of Prime) to Consolidated National Corporation pursuant to loan agreements with such lender.
     BCM has also pledged 145,627 Shares to First Enterprise Bank as an accommodation pledge on behalf of Bordeaux Investments Two, LLC for a loan from such bank to Bordeaux Investments Two, LLC.
     Of the balance of the Shares owned by BCM, 2,614,694 are held in bank and brokerage accounts along with other securities owned by BCM. As such, those 2,614,694 Shares may be deemed to be “collateral” for any borrowings made from time to time pursuant to the customary margin or other account arrangements with such banks and/or brokers. Such arrangements are standard involving margin securities of up to a specified percentage of market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.
     Each of the loans pursuant to which Shares have been pledged by BCM bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.
     Effective February 1, 2006, Prime acquired all of the issued and outstanding stock (1,000 shares) of ORS Holdings from One Realco Corporation for $2,125.30 per share (a total of $2,125,300) as payment of the redemption price of 21,253 shares of Preferred Stock of One Realco Corporation.
     All 746,972 Shares owned by TCI may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements with Sinex Securities LLC relating to a brokerage account of TCI, which is a stock margin account maintained by TCI with such broker pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.
     Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, divisions of profits or loss, or the giving or withholding of proxies.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 5 to Statement on Schedule 13D is true, complete and correct.
     Dated: February 6, 2006

REALTY ADVISORS, INC.		BASIC CAPITAL MANAGEMENT, INC.

	/s/ Steven A. Abney		/s/ Steven A. Abney
By:		By:

	Steven A. Abney, Treasurer		Steven A. Abney, Executive Vice President and Chief Financial Officer

GENE E. PHILLIPS CHILDREN’S TRUST		TRANSCONTINENTAL REALTY INVESTORS, INC.

/s/ Donald W. Phillips
By:

	Donald W. Phillips, Trustee		/s/ Steven A. Abney
By:

Steven A. Abney, Executive Vice President and Chief Financial Officer

ONE REALCO STOCK HOLDINGS, INC.		PRIME INCOME ASSET MANAGEMENT, INC.

/s/ Steven A. Abney
By:

	Steven A. Abney, Executive Vice President and Chief Financial Officer		/s/ Steven A. Abney
By:

Steven A. Abney, Executive Vice President and Chief Financial Officer

SCHEDULE 1
EXECUTIVE OFFICERS AND DIRECTORS OF
BASIC CAPITAL MANAGEMENT, INC.

Name and Capacity with		Present Business in which
Basic Capital Management, Inc.	Business Address	Employment is Conducted

Ryan T. Phillips, Director	1800 Valley View Lane, Suite 300 Dallas, TX 75234	President, Signature Asset Management, Inc.

Mickey Ned Philips, Director	1800 Valley View Lane, Suite 300 Dallas, TX 75234	President, Ned Phillips Construction Company

Mark W. Branigan, Executive Vice President–Residential Construction	1800 Valley View Lane, Suite 300 Dallas, TX 75234	Executive Vice President–Residential Construction, Prime Income Asset Management LLC

Louis J. Corna, Executive Vice President, General Counsel/Tax Counsel and Secretary	1800 Valley View Lane, Suite 300 Dallas, TX 75234	Executive Vice President, General Counsel/Tax Counsel and Secretary, Prime Income Asset Management LLC

Steven A. Abney, Executive Vice President and Chief Financial Officer	1800 Valley View Lane, Suite 300 Dallas, TX 75234	Executive Vice President and Chief Financial Officer, Prime Income Asset Management LLC

SCHEDULE 2
EXECUTIVE OFFICERS AND DIRECTORS OF
TRANSCONTINENTAL REALTY INVESTORS, INC.

Name and Capacity with		Present Business in which
Transcontinental Realty Investors, Inc.	Business Address	Employment is Conducted

Ted P. Stokely, Director	1755 Wittington Place, Suite 340 Dallas, Texas 75234	General Manager, ECF Senior Housing Corporation

Henry A. Butler, Director	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Broker–Land Sales, Prime Income Asset Management LLC

Sharon Hunt, Director	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Virginia Cook Realtors

Ted R. Munselle, Director	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Vice President and Chief Financial Officer, Landmark Nurseries, Inc.

Robert A. Jakuszewski, Director	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Vice President–Sales and Marketing, New Horizons Communications, Inc.

Mark W. Branigan, Executive Vice President–Residential Construction	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Executive Vice President–Residential Construction, Prime Income Asset Management LLC

Louis J. Corna, Executive Vice President, General Counsel/Tax Counsel and Secretary	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Executive Vice President, General Counsel/Tax Counsel and Secretary, Prime Income Asset Management LLC

Steven A. Abney, Executive Vice President and Chief Financial Officer	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Executive Vice President and Chief Financial Officer, Prime Income Asset Management LLC

SCHEDULE 3
EXECUTIVE OFFICERS AND DIRECTORS OF
REALTY ADVISORS, INC.

Name and Capacity with Realty		Present Business in which
Advisors, Inc.	Business Address	Employment is Conducted

Ryan T. Phillips, Director	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	President, Signature Asset Management, Inc.

Mickey Ned Phillips, Director	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	President, Ned Phillips Construction Company

Mark W. Branigan, Vice President	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Executive Vice President — Residential Construction, Prime Income Asset Management, LLC

Louis J. Corna, Vice President and Secretary	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Executive Vice President, General Counsel and Tax Counsel, Prime Income Asset Management, LLC

Steven A. Abney, Treasurer	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Executive Vice President and Chief Financial Officer, Prime Income Asset Management, LLC

SCHEDULE 4
EXECUTIVE OFFICERS AND DIRECTORS OF
PRIME INCOME ASSET MANAGEMENT, INC.

Name and Capacity with Prime		Present Business in which
Income Asset Management, Inc.	Business Address	Employment is Conducted

Ryan T. Phillips, Director	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	President, Signature Asset Management, Inc.

Mickey Ned Phillips, Director	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	President, Ned Phillips Construction Company

Steven A. Abney, Executive Vice President and Chief Financial Officer	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Executive Vice President and Chief Financial Officer, Prime Income Asset Management, LLC

Mark W. Branigan, Executive Vice President — Residential	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Executive Vice President — Residential Construction, Prime Income Asset Management, LLC

Louis J. Corna, Executive Vice President, General Counsel/Tax Counsel and Secretary	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Executive Vice President, Tax Counsel/General Counsel and Secretary, Prime Income Asset Management, LLC

SCHEDULE 5
EXECUTIVE OFFICERS AND DIRECTORS OF
ONE REALCO STOCK HOLDINGS, INC.

Name and Capacity with One Realco		Present Business in which
Stock Holdings, Inc.	Business Address	Employment is Conducted

Steven A. Abney, Director, Executive Vice President and Chief Financial Officer	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Executive Vice President and Chief Financial Officer, Prime Income Asset Management, LLC

Louis J. Corna, Director, Executive Vice President and Secretary	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Executive Vice President, Tax Counsel/General Counsel and Secretary, Prime Income Asset Management, LLC